Exhibit (a)(1)(k)

[GRAPHIC APPEARS HERE]

[Employee name]

[Street 1]

[Street 2]

[City, ST, ZIP]

Dear [employee name],

This letter is to advise you that the EDS Stock Option Exchange Program materials were distributed to all eligible employees today. This also serves to remind you of the deadline for making your election, communicate your Personal Identification Number again, and advise you of an online presentation available to help you better understand the exchange program.

The tender offer for the EDS Stock Option Exchange Program tender offer was sent to all eligible participants today. Most of you received this letter via an e-mail, which included links to review or download the complete EDS Offer to Exchange. The Web site to access the offer to exchange and related materials is www.corporate-action.net/eds. A small number of employees were mailed printed materials. If you have not received these materials by e-mail or postal delivery, please send an e-mail to StockExchangeProgram@eds.com.

To participate in the EDS Stock Option Exchange Program, you must make an election before 7 p.m. U.S. Eastern Time on 23 September 2003.You may make your election using one of the three alternatives listed below. In all cases, to identify yourself, you will need to provide Mellon with your Personal Identification Number (PIN). Your number is [XXXXXXXXX].

•	To make your election via the Internet, go to www.corporate-action.net/eds.

•	To make your election using the automated telephone election system, call 1 888 337 6788 from within the U.S. and Canada or 01 201 829 0027 from outside the U.S. and Canada.

•	To make your election by speaking with a customer service representative, call 1 866 337 6781 from within the U.S. and Canada or 01 201 296 4177 from outside the U.S. and Canada.

To help eligible employees better understand the EDS Stock Option Exchange Program, we have developed an Internet presentation. This presentation lasts approximately 30 minutes and will be available 24 hours a day through the end of the election period. To review this presentation, please access http://www.talkpoint.com/viewer/starthere.asp?pres=103031. Once you access the Web site, you may view the slides in sequential order or select any individual slide to review a specific point.

If you have questions about the EDS Stock Option Exchange Program, please telephone the Mellon call center or send an e-mail to EDSinquiries@melloninvestor.com.

Sincerely,

Michael E. Paolucci

Managing Director, Global Compensation and Benefits